Exhibit 77(I)

Item 77(i)(a) & 77Q(i)(a): Terms of new or amended securities

ARTICLES SUPPLEMENTARY TO ARTICLES OF INCORPORATION OF
LORD ABBETT MUNICIPAL INCOME FUND, INC.

An Articles Supplementary to Articles of Incorporation of Lord Abbett Municipal Income Fund, Inc. (the "Corporation"), executed on January 18, 2008 with an effective date of January 18, 2008, is hereby incorporated by reference to the Post-Effective Amendment No. 44 to the Corporation's Registration Statement filed on January 28, 2008. The Amendment reclassified 20 million Class A shares of the Texas Tax-Free Income Fund as Class A shares of the National Tax-Free Income Fund, and decreased the number of shares authorized for issuance by retiring all of the remaining Class A and Class P shares of the Minnesota Tax-Free Income Fund, Texas Tax-Free Income Fund, and the Washington Tax-Free Income Fund.